Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

September 1, 2016

VIA EDGAR

Mr. Roger Schwall

United States Securities and Exchange Commission

Assistant Director, Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Re:	Noble Midstream Partners LP Registration Statement on Form S-1 File No. 333-207560

Dear Mr. Schwall:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on behalf of Noble Midstream Partners LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), we hereby supplementally submit the currently expected offering terms of the initial public offering (the “Offering”) of common units representing limited partner interests in the Partnership, including the price range, the number of common units to be offered, the estimated net proceeds the Partnership expects to receive from the Offering and the total number of common and subordinated units to be outstanding after the Offering. The Partnership expects to include these Offering terms in Amendment No. 7 to the Registration Statement on Form S-1, File No. 333-207560, as amended (the “Registration Statement”), which the Partnership plans to file through EDGAR on or about September 7, 2016 prior to launching the Offering.

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price pursuant to Item 501(b)(3) of Regulation S-K and the maximum number of common units to be offered as of August 31, 2016. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 12,500,000 common units. The Partnership has also granted the underwriters in the Offering a 30-day option to purchase up to an aggregate of 1,875,000 additional common units from the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Austin    Beijing    Dallas    Dubai    Houston     London    New York    Research Triangle Park    The Woodlands    Washington, DC

September 1, 2016

In an effort to provide the Staff with all information necessary for the Staff to complete its review on a timely basis, the Partnership has included marked pages of the Registration Statement that the Partnership expects to be incorporated into Amendment No. 7 to the Registration Statement, including both a full marked copy and a marked copy with changed pages only. The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions you have with respect to the foregoing or with respect to the attached changed pages to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

cc:	John F. Bookout, IV, Noble Midstream

G. Michael O’Leary, Andrews Kurth LLP